Exhibit (A)(6)

                             [LOGO TLC Vision](SM)

To:         All US TLC Stock Option Plan Participants

From:       Paul Frederick, EVP Human Resources

Re:         TLC Vision Corporation Stock Option Plan

Date:       July 18, 2002

--------------------------------------------------------------------------------

In connection with the recent merger between TLC and LaserVision, individuals holding outstanding TLC stock options, previously granted at an option price higher than US$8.688, will be given the opportunity to exchange their options for new options with an option price of US$8.688.

There are many important details regarding this voluntary offer contained in the Offer to Exchange and other related documents that accompany this letter, and you are urged to read these materials thoroughly. However, some key elements of the offer are worth highlighting:

o Only those options with an option price greater than US$8.688 are affected by this offer. Any outstanding options with an option price at or below US$8.688 will not be affected.

o Optionholders who elect to participate in the offer will have their old options cancelled and new options issued to them.

o For eligible options with an option price of over US$40, we will grant one new option for every four eligible options cancelled in the offer.

o For eligible options with an option price of at least US$30 but less than US$40, we will grant one new option for every three eligible options cancelled in the offer.

o For eligible options with an option price of at least US$20 but less than US$30, we will grant one new option for every two eligible options cancelled in the offer.

o For eligible options with an option price of greater than US$8.688 but less than US$20, we will grant one new option for each eligible option cancelled in the offer.

o The terms and conditions of the new options will be substantially similar to the terms and conditions of your options that are tendered and cancelled.

o If you are eligible and decide to tender any of your eligible options for cancellation, you must tender all of such options. Of course, the decision to participate is your own. TLC makes no recommendation as to whether you should participate in this offer.

Please review the enclosed Offer to Exchange for additional information. You will also find enclosed a personalized statement summarizing all of your outstanding options and how many options you will hold if you elect to participate in the offer. We have also enclosed a Stock Option Q&A and Glossary of Terms for your reference.

If you decide to tender your eligible options for exchange under this offer, you must properly complete and submit the signature page to the enclosed acceptance letter NO LATER THAN 11:59 P.M. eastern daylight savings time, on September 6, 2002, by regular external mail, interoffice mail or facsimile. E-MAIL DELIVERY CANNOT BE ACCEPTED.

You will be notified in writing after your documents are received.

Submit your forms or forward any questions you might have about the offer to:

Heather McDonald
Human Resources
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario
L4W 5M8

Phone: 1-800-852-1033, ext. 3919
Fax:   (905) 625-8081

Thank you,
Paul Frederick